Exhibit 3.1

CERTIFICATE OF DESIGNATION, PREFERENCE AND RIGHTS

OF

SERIES C PREFERRED STOCK

OF

BANTEC, INC.

The undersigned, Michael Bannon, hereby certifies that:

1. I am the Chief Executive Officer of BANTEC, INC., a Delaware corporation (the “Company”).

2. The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”) of which 250 shares are designated as Series A Preferred Stock; 1,000,000 shares are designated as Series B Preferred Stock, and 1,000,000 are hereby designated as Series C Preferred Stock.

3. The Board of Directors of the Company desire to create a new series of preferred stock designated as Series C Preferred Stock.

4. The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Board of Directors of the Company is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Company, pursuant to its authority as aforesaid in accordance with the corporation law of the State of Delaware, and as set forth in this Certificate of Designations, Preferences, Rights and Limitations of Series E Preferred Stock, to set forth the rights, preferences, restrictions and other matters relating to the Series E Preferred Stock, which consists of 1,000,000 shares of Series C Preferred Stock, par value $0.0001 per share (“Series E Preferred Stock”), which the Company has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of Preferred Stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of Preferred Stock as follows:

RESOLVED, FURTHER, that the chairman, chief executive officer, chief financial officer, president or any vice-president, and the secretary or any assistant secretary, of the Company be and they hereby are authorized and directed to prepare and file a Certificate of Designations, Preferences, Rights and Limitations of Series C Preferred Stock in accordance with the foregoing resolution and the provisions of Delaware law.

ARTICLE I

Series C Preferred Stock

Section 1. Designation and Amount. The number of shares so designated as Series C Preferred Stock is 2,500,000 which will not be subject to increase without the consent of the holders (each a “Holder” and collectively, the “Holders”) of a majority of the outstanding shares of Series C Preferred Stock. The designations, powers, preferences, rights and restrictions granted or imposed upon the Series C Preferred Stock are as set forth in this Certificate of Designation (this “Certificate of Designations”). Each share of Series C Preferred Stock shall have, subject to Section 8(b), a stated value of $1.00 (the “Stated Value”).

~~Section 2. Ranking and Voting.~~

~~Ranking.~~ The Series C Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and right of liquidation with the Company’s common stock, par value 0.0001 per share (“Common Stock”), and (b) junior with respect to dividends and right of liquidation to all existing and future indebtedness of the Company and existing and outstanding preferred stock of the Company.

No Voting Right. Series C Preferred Stock shall have no right to vote on any matters requiring shareholder approval or any matters on which the shareholders are permitted to vote.

Section 3. Dividends. Each share of Series C Preferred Stock will carry an annual dividend in the amount of three percent (3%) of the Stated Value (the “Divided Rate”), which shall be cumulative, payable solely upon redemption, or liquidation. Upon the occurrence of an Event of Default (as defined herein), the Dividend Rate shall automatically increase to eighteen percent (18%).

Section 4. Protective Provision.

A. So long as any shares of Series C Preferred Stock are outstanding, the Company will not, without the affirmative approval of the Majority Holders (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend this Certificate of Designations, (ii) authorize or create any class of stock ranking as to distribution of dividends or a liquidation preference senior to the Series C Preferred Stock, (iii) amend its Articles of Incorporation, as amended, or other charter documents in breach of any of the provisions hereof, (iv) increase the authorized number of shares of Series C Preferred Stock, (v) liquidate, dissolve or wind-up the business and affairs of the Company, or effect any Deemed Liquidation Event (as defined below), (vi) breach any of the provisions set forth herein; or (vii) enter into any binding agreement with respect to any of the foregoing.

B. A “Deemed Liquidation Event” means: (a) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or, if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

C. The Company shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Company will be allocated among the holders of capital stock of the Company in accordance hereof.

Section 5. Liquidation.

A. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon any Deemed Liquidation Event, after payment or provision for payment of debts and other liabilities of the Company, and after payment or provision for any liquidation preference payable to the holders of any Preferred Stock ranking senior upon liquidation to the Series C Preferred Stock, if any, but prior to any distribution or payment made to the holders of Common Stock or the holders of any Preferred Stock ranking junior upon liquidation to the Series C Preferred Stock by reason of their ownership thereof, the Holders will be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount with respect to each share of Series C Preferred Stock equal to (i) the Stated Value plus (ii) any accrued but unpaid dividends, the Default Adjustment (as defined herein), and any other fees as set forth herein (the amounts in this clause (ii) collectively, the “Adjustment Amount”).

B. If, upon any liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, the assets of the Company will be insufficient to make payment in full to all Holders of the liquidation preferences hereunder, then such assets will be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Section 6. Mandatory Redemption by the Company. On the date which is the earlier of: (i) December 31, 2023; and (ii) upon the occurrence of an Event of Default ((i) or (ii), the “Mandatory Redemption Date”), the Company shall redeem all of the shares of Series C Preferred Stock of the Holders. Within five (5) days of the Mandatory Redemption Date, the Company shall make payment to each Holder of an amount in cash, or kind, equal to (i) the total number of Series C Preferred Stock held by the applicable Holder, multiplied by (ii) the then current Stated Value (including but not limited to the addition of any accrued, unpaid dividends and the Default Adjustment (as defined herein), if applicable) (the “Mandatory Redemption Amount”). The value of any payment in kind shall be as agreed between the Company and respective the Holder.

Section 7. No Conversion Right.

A. The Holder shall have no right at any time, to convert all or any part of the outstanding Series C Preferred Stock into fully paid and non-assessable shares of Common Stock,

B. Effect of Certain Events.

i. Effect of Merger, Consolidation, Etc. At the option of the Majority Holders, the sale, conveyance or disposition of all or substantially all of the assets of the Company, the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, or the consolidation, merger or other business combination of the Company with or into any other Person (as defined herein) or Persons when the Company is not the survivor shall be deemed to be an Event of Default hereunder. “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

C. Stock Register. The Company will keep at the offices of the transfer agent, a register of the Series C Preferred Stock in book entry form, which shall be prima facie indicia of ownership of all outstanding shares of Series C Preferred Stock.

Section 8. Events of Default.

A. If any of the following events of default (each, an “Event of Default”) shall occur:

i. Failure to Redeem. The Company fails to pay the Mandatory Redemption Amount when due as set forth herein and such breach continues for a period of five (5) days after written notice from the Majority Holders.

ii. Breach of Covenants. The Company breaches any material covenant or other material terms or conditions contained in this Certificate of Designation or in any purchase agreement, subscription agreement or other agreement pursuant to which any Holder has acquired any shares of Series C Preferred Stock, and such breach continues for a period of five (5) days after written notice thereof to the Company from the Majority Holders.

iii. Breach of Representations and Warranties. Any representation or warranty of the Company made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, or in any purchase agreement, subscription agreement or other agreement pursuant to which any Holder has acquired any shares of Series C Preferred Stock, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holders with respect to the Series C Preferred Stock.

iv. Receiver or Trustee. The Company or any subsidiary of the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

v. Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company or any subsidiary of the Company.

vi. Delisting of Common Stock. The Company shall fail to maintain the listing of the Common Stock on at least one of the OTC electronic quotations systems (which specifically includes the quotation platforms maintained by the OTC Markets Group) or an equivalent replacement exchange.

vii. Failure to Comply with the Exchange Act. The Company shall fail to comply with the reporting requirements of the Exchange Act; and/or the Company shall cease to be subject to the reporting requirements of the Exchange Act (the filing of a Form 15 shall be an immediate Event of Default).

viii. Liquidation. Any dissolution, liquidation, or winding up of Company or any substantial portion of its business occurs.

ix. Cessation of Operations. Any cessation of operations by Company or Company admits it is otherwise generally unable to pay its debts as such debts become due; provided, however, that any disclosure of the Company’s ability to continue as a “going concern” shall not be an admission that the Company cannot pay its debts as they become due.

x. Financial Statement Restatement. The restatement of any financial statements filed by the Company with the Securities and Exchange Commission (“SEC”) at any time after 180 days after the Issuance Date for any date or period until the Series C Preferred Stock is no longer outstanding, if the result of such restatement would, by comparison to the un-restated financial statement, have constituted a material adverse effect on the rights of the Holders with respect to the terms hereof (including the conversion rights hereof).

xi. Replacement of Transfer Agent. In the event that the Company replaces its transfer agent without the prior written consent of the Majority Holders.

xiix. Suspension of Trading of the Company’s common stock by the SEC pursuant to Section 12(k) of the Exchange Act.

B. Default Adjustment. Upon the occurrence and during the continuation of any Event of Default (other than as set forth in Section 8(A)(i), the Stated Value shall immediately be increased to $1.50 per share of Series C Preferred Stock; and upon the occurrence and during the continuation of any Event of Default specified in Section 8(A)(i) , the Stated Value shall immediately be increased to $2.00 per share of Series C Preferred Stock (the amounts referred to herein shall be referred to collectively as the “Default Adjustment”). In the event of a Default Adjustment, the Company shall immediately, upon the demand of the Majority Holders, redeem the issued and outstanding Series C Preferred Stock and pay to the Holders the amount which is equal to (i) the number of shares of Series C Preferred Stock held by such Holders multiplied by (ii) the Stated Value plus any Adjustment Amount. Upon any Event of Default set forth in Section 8(A)(ix), provided that there is no other default, no Default Adjustment shall occur; however, the Company shall immediately, upon the demand of the Majority Holders, redeem the issued and outstanding Series C Preferred Stock and pay to the Holders the amount which is equal to (i) the number of shares of Series C Preferred Stock held by such Holders multiplied by (ii) the Stated Value plus any Adjustment Amount.

Section 9. Miscellaneous.

A. Most Favored Nation. During the period where any shares of Series C Preferred Stock are issued and outstanding, if the Company engages in any future financing transactions with a third party investor, the Company will provide the Holder with written notice (the “MFN Notice”) thereof promptly but in no event less than ten (10) days prior to closing any financing transactions. Included with the MFN Notice shall be a copy of all documentation relating to such financing transaction and shall include, upon written request of the Holder, any additional information related to such subsequent investment as may be reasonably requested by the Holder. In the event the Holder determines that the terms of the subsequent investment are preferable to the terms of the securities of the Company issued to the Holder pursuant to the terms of this Designation, the Holder will notify the Company in writing. Promptly after receipt of such written notice from the Holder, the Company agrees to amend and restate the terms of this Designation, to be identical to the instruments evidencing the subsequent investment.

B. Lost or Mutilated Preferred Stock Certificate. If any holder of Series C Preferred Stock is issued a certificate, then upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the registered Holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series C Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Company (provided that if the Holder is a financial institution or other institutional investor its own agreement will be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Company will, at its expense, execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

C. Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

D. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, email, or facsimile, and, if sent to the Company, addressed to the Company at its principal office address or, if sent to a Holder, to the address of the Holder as set forth in the books and records of the Company. Any notice or other communication required or permitted to be given hereunder shall be deemed effective: (a) upon hand delivery or delivery by facsimile or email, with accurate confirmation (if delivered on a business day during normal business hours where such notice is to be received), or the first (1st) business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second (2nd) business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

E. Jurisdiction. Any action brought by any party against any other concerning this Certificate of Designations shall be brought only in the state courts of Delaware or in the federal courts located in the State of Delaware. The Company and each Holder hereby irrevocably waives any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The Company and each Holder waives trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Certificate of Designation is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Certificate of Designation. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with the Series C Preferred Stock by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

F. Remedies. The Company and each Holder acknowledge that a breach by it of its obligations hereunder will cause irreparable harm to the Company or the Holder, as applicable, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company and each Holder acknowledges that the remedy at law for a breach of its obligations under this Certificate of Designation will be inadequate and agrees, in the event of a breach or threatened breach of the provisions of this Certificate of Designation, that the Company or the Holders, as applicable, shall be entitled, in addition to all other available remedies at law or in equity, (the parties will not be entitled of any punitive damages or penalties, but, only real and actual damages), to an injunction or injunctions restraining, preventing or curing any breach of this Certificate of Designation and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

G. Further Assurances. The Company shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any Holder may reasonably request in order to carry out the intent and accomplish the purposes of this Designation and any of the rights and preferences set forth herein.

H. Headings. The headings contained herein are for convenience only and will not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this April 20, 2023.

BANTEC, INC.

By:	/s/ Michael Bannon
	Name:	Michael Bannon
	Title:	Chief Executive Officer